                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Amendment No. 1
                                 ---------------


                          AXIS Capital Holdings Limited
                          -----------------------------
                                (Name of Issuer)


                   Common Shares, par value $0.0125 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                   G0692U 10 9
                                  ------------
                                 (CUSIP Number)


                                December 31, 2004
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:


                                [ ] Rule 13d-1(b)


                                [ ] Rule 13d-1(c)


                                [X] Rule 13d-1(d)














*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Trident II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      30,624,987(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            30,624,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,624,987

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.8%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Trident Capital II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      30,624,987 (a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            30,624,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,624,987

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.8%(a)

12.  TYPE OF REPORTING PERSON

         PN


(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Companies, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      39,944,144(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            39,944,144

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,944,144

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         23.1%(a)

12.  TYPE OF REPORTING PERSON

         CO


(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Risk Capital Holdings, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      7,404,827(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            7,404,827

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,404,827

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8%(a)

12.  TYPE OF REPORTING PERSON

         CO

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Capital Professionals Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      857,000(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            857,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         857,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.6%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Employees' Securities Company, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      862,386 (a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            862,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         862,386

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.6%(a)

12.  TYPE OF REPORTING PERSON

         PN


(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan GP I, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      32,344,373(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            32,344,373

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,344,373

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.7%(a)

12.  TYPE OF REPORTING PERSON

         CO


(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MMC Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      32,356,165(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            11,792

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,356,165

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.7%(a)

12.  TYPE OF REPORTING PERSON

         CO


(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


ITEM 1(a) NAME OF ISSUER:

         AXIS Capital Holdings Limited (the "Company")

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         106 Pitts Bay Road
         Pembroke, HM 08
         Bermuda

ITEM 2(a) NAMES OF PERSON FILING:

         Trident II, L.P.
         Trident Capital II, L.P.
         Marsh & McLennan Companies, Inc.
         Marsh & McLennan Risk Capital Holdings, Ltd.
         Marsh & McLennan GP I, Inc.
         MMC Capital, Inc.
         Marsh & McLennan Capital Professionals Fund, L.P.
         Marsh & McLennan Employees' Securities Company, L.P.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident II, L.P.
Trident Capital II, L.P.

c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands

For:
Marsh & McLennan Companies, Inc.
Marsh & McLennan Risk Capital Holdings, Ltd.
Marsh & McLennan GP I, Inc.

1166 Avenue of the Americas
New York, New York 10036

For:
MMC Capital, Inc.

20 Horseneck Lane
Greenwich, CT  06830

For:
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees' Securities Company, L.P.

c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands

CUSIP NO. G0692U 10 9


ITEM 2(c) CITIZENSHIP:

         Trident II, L.P. - Cayman Islands
         Trident Capital II, L.P. - Cayman Islands
         Marsh & McLennan Companies, Inc. - United States
         Marsh & McLennan Risk Capital Holdings, Ltd. - United States
         Marsh & McLennan GP I, Inc. - United States
         MMC Capital, Inc. - United States
         Marsh & McLennan Capital Professionals Fund, L.P. - Cayman Islands Marsh & McLennan Employees' Securities Company, L.P. - Cayman Islands

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

      Common Shares, par value $0.0125 per share

ITEM 2(e) CUSIP NUMBER:

      G0692U 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      Trident II, L.P. ("Trident II") is the direct beneficial owner of 13,706,675 common shares of the Company ("common shares") and warrants to purchase 16,918,312 common shares. The warrants are currently exercisable at the price of $12.11 per share and expire on November 20, 2011.

      The sole general partner of Trident II is Trident Capital II, L.P. ("Trident GP"). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is MMC Capital, Inc. ("MMC Capital"), a wholly owned subsidiary of Marsh & McLennan Risk Capital Holdings, Ltd. ("MMRCH"), which in turn is a wholly owned, indirect subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). In its role as manager, MMC Capital has delegated authority to exercise voting rights of common shares on behalf Trident II but does not have any power with respect to disposition of common shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, MMC Capital does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP. The general partners of Trident GP are Marsh & McLennan GP I, Inc. ("M&M GP"), a wholly owned subsidiary of MMRCH, and two single member limited liability companies that are owned by individuals who are employees of MMC Capital (and one of the individuals is also a senior executive officer of MMC).

      Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF") and Marsh & McLennan Employees' Securities Company, L.P. ("Trident ESC") have agreed that they will co-invest with Trident II, on a pro rata basis in accordance with their committed capital, and will not dispose of their investments prior to the disposition by Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 769,594 common shares directly held by Trident PF and Trident ESC and warrants to purchase 949,792 common shares held by Trident PF and Trident ESC.

      MMRCH has agreed that it will discuss with Trident II the timing of the sale of the common shares (including warrants and common shares issuable upon exercise thereof) and coordinate if both parties decide to sell, but MMRCH and Trident II each retain sole dispositive power with respect to their respective common shares. As a result of such agreement, Trident II may be deemed to beneficially own common shares (including warrants and common shares issuable upon exercise thereof) that are held by MMRCH.

     The number of common shares set forth in this Schedule 13G/A as beneficially owned by Trident II and Trident GP excludes 9,136,005 common shares that are, or may be deemed to be, beneficially owned by Trident PF, Trident ESC and MMC and its subsidiaries, including M&M GP, MMC Capital and MMRCH. Trident II and Trident GP each disclaim any beneficial ownership of any common shares held by Trident PF, Trident ESC and MMC and its subsidiaries, including M&M GP, which is one of the three general partners of Trident GP, MMC Capital, which is the manager of Trident II, and MMRCH, which is the direct parent of M&M GP and MMC Capital, and this report shall not be construed as an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.


      MMC is not a record holder of any common shares of the Company or any warrants to purchase common shares. However, as the ultimate parent corporation of its various subsidiaries, MMC may be deemed to share voting and investment power with respect to all common shares that are, or may be deemed to be, beneficially owned by each of its subsidiaries.

      The following wholly-owned subsidiaries of MMC are, or may be deemed to be, the beneficial owner of common shares as follows: (i) 7,404,827 common shares held directly by MMRCH, (ii) 11,792 common shares held directly by MMC Capital, (iii) 14,476,279 common shares and warrants to purchase 17,868,104 common shares that may be deemed to be beneficially owned by M&M GP, and (iv) 183,152 common shares that are, or may deemed to be, beneficially owned by Putnam Investments Holdings, LLC ("PIH"). The warrants are currently exercisable at the price of $12.11 per share and expire on November 20, 2011.

      The common shares and warrants to purchase common shares referenced above in clause (iii) of the preceding paragraph of this Item 4 that may be deemed to be beneficially owned by M&M GP consist of the following: (i) 383,736 common shares and warrants to purchase 473,264 common shares that are held directly by Trident PF, (ii) 385,858 common shares and warrants to purchase 476,528 common shares that are held directly by Trident ESC and (iii) 13,706,675 common shares and warrants to purchase 16,918,312 common shares that are held directly by Trident II.

      The common shares and warrants to purchase common shares referenced two paragraphs above in clause (iv) of this Item that may be deemed to be beneficially owned by PIH consist of the following: (i) 69,716 common shares that are held directly by PIH, (ii) 59,928 common shares that are held directly by Putnam Investments Employees' Securities Company I LLC ("PESC I") and (iii) 53,508 common shares that are held directly by Putnam Investments Employees' Securities Company II LLC ("PESC II").

      M&M GP is the sole general partner of Trident PF and Trident ESC, which are private equity limited partnerships. As the sole general partner of Trident PF and Trident ESC, M&M GP has voting and investment power with respect to all of the common shares and warrants to purchase common shares that are held by Trident PF and Trident ESC. The manager of Trident PF and Trident ESC is MMC Capital. In its role as manager, MMC Capital has delegated authority to exercise voting rights of common shares on behalf Trident PF and Trident ESC but does not have any power with respect to disposition of common shares held by Trident PF and Trident ESC.

      MMC and its subsidiaries, including MMRCH, which is the direct parent of M&M GP, M&M GP, which is the general partner of Trident PF and Trident ESC, and MMC Capital, which is the manager of Trident PF and Trident ESC, disclaim any beneficial ownership of common shares and warrants to purchase common shares that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, except to the extent of their individual pecuniary interest therein, and this report shall not be construed as an admission that such persons are the beneficial owners of such securities for any purpose.

      The general partners of Trident GP are M&M GP and two single member limited liability companies that are owned by individuals who are employees of MMC Capital (and one of the individuals, Charles A. Davis, is also a senior executive officer of MMC). The manager of Trident II is MMC Capital. In its role as manager, MMC Capital has delegated authority to exercise voting rights of common shares on behalf Trident II but does not have any power with respect to disposition of common shares held by Trident II. In addition, MMRCH has agreed that it will discuss with Trident II the timing of the sale of the common shares (including warrants and common shares issuable upon exercise thereof) and coordinate if both parties decide to sell, but MMRCH and Trident II each retain sole dispositive power with respect to their respective common shares. As a result of such agreements and arrangements, MMC, MMRCH, MMC Capital, and M&M GP may be deemed to beneficially own common shares (including warrants and common shares issuable upon exercise thereof) that are held by Trident II.

      Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. MMC and its subsidiaries, including MMRCH, which is the parent of M&M GP, MMC Capital, which is the manager of Trident II, and M&M GP, which is one of the three general partners of Trident GP, also disclaim any beneficial ownership of common shares and warrants to purchase common shares that are, or may be deemed to be, beneficially owned by Trident II and Trident GP, except to the extent of their individual pecuniary interest therein, and this report shall not be construed as an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.

      PIH is the managing member of PESC I and PESC II, which are private equity limited partnerships. As the managing member of PESC I and PESC II, PIH has voting and investment power with respect to the all of the common shares that are held by PESC I and PESC II.

      MMC and its subsidiaries, including PIH, which is the managing member of PESC I and PESC II, disclaim any beneficial ownership of common shares that are, or may be deemed to be, beneficially owned by PESC I and PESC II, except to the extent of their individual pecuniary interest therein, and this report shall not be construed as an admission that such persons are the beneficial owners of such securities for any purpose.

      PIH, PESC I and PESC II have filed a separate Schedule 13G with respect to their holdings in the Company.

      MMRCH, Trident II, Trident PF, Trident ESC, PIH, PESC I and PESC II are parties to a shareholders agreement which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding common shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company's S-1 Registration Statement (Registration No. 333-103620).

      The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      Not applicable because the statement is filed pursuant to Rule 13d-1(d).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 14, 2005

                         TRIDENT II, L.P.

                         By: Trident Capital II, L.P., its sole general partner
                         By:  CD Trident II, LLC, a general partner


                               By:/s/ David J. Wermuth
                                  -------------------------------------
                               Name:  David J. Wermuth
                               Title: Vice President


                         TRIDENT CAPITAL II, L.P.

                         By: CD Trident II, LLC, a general partner


                                By:/s/ David J. Wermuth
                                   -------------------------------------
                                Name:  David J. Wermuth
                                Title: Vice President


                          MARSH & MCLENNAN COMPANIES, INC.

                                By:/s/ Bart Schwartz
                                   ------------------------------------
                                Name:  Bart Schwartz
                                Title: Deputy General Counsel


                          MARSH & MCLENNAN RISK CAPITAL HOLDINGS, LTD.

                                 By:/s/ David Wermuth
                                    ------------------------------------
                                 Name:  David Wermuth
                                 Title: Assistant Secretary


                          MARSH & MCLENNAN GP I, INC.

                                 By:/s/ David Wermuth
                                    ------------------------------------
                                 Name:  David J. Wermuth
                                 Title: Assistant Secretary

                          MMC CAPITAL, INC.

                                 By:/s/ David Wermuth
                                    ------------------------------------
                                 Name:  David J. Wermuth
                                 Title: Principal and Legal Director


                          MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P.

                                 By: Marsh & McLennan GP I, Inc.,
                                 its sole general partner
                                 By:/s/ David Wermuth
                                   ------------------------------------
                                 Name:  David J. Wermuth
                                 Title: Assistant Secretary

                          MARSH & MCLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.

                                 By: Marsh & McLennan GP I, Inc.,
                                 its sole general partner
                                 By:/s/ David Wermuth
                                   ------------------------------------
                                 Name:  David J. Wermuth
                                 Title: Assistant Secretary






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                                   Exhibit A

JOINT FILING AGREEMENT

Incorporated by reference to Exhibit A to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2004.